03011991

3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASHINGTON, D.C. 153 SECTION

SEC FILE NUMBER
8-46404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Financial Concepts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4065 S. Fundy Way
(No. and Street)

Aurora (City) Colorado (State) 80013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles S. Thompson (303) 912-8285
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Gulbransen, CPA
(Name – *if individual, state last, first, middle name*)

3033 S. Parker Rd. (Address) Aurora (City) Colorado (State) 80014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles S. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Financial Concepts, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2-21-03 Notary Public

My Commission Expires 10/02/2004
18600 E. Hampden Ave.
Aurora, CO 80013

CONNIE L. KIPP NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Summit Financial Concepts, Inc.

Financial Statements – Audited

December 31, 2002

SUMMIT FINANCIAL CONCEPTS, INC.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions	$ 8,493
Management fees	20,804
Dividend income	138
Other	0
	$ 29,435
Expenses	
Employee compensation and benefits	$ 22,000
Payroll taxes	1,842
Taxes, other than income and payroll	0
Depreciation expense	702
Other operating expenses	3,322
	$ 27,866
Income <loss> before income taxes	$ 1,569
Income taxes	0
Net Income	$ 1,569

The accompanying notes are an integral part of these financial statements.

SUMMIT FINANCIAL CONCEPTS, INC.
Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies
Significant accounting policies are as follows:

a. Business history
Summit Financial Conepts, Inc. (the "Company") was incorporated under the laws of the State of Colorado on July 28, 1993. The Company is registered as a broker-dealer and operates as an investment advisor which provides investment accounts. The Company has adopted a calendar year end.

b. Fixed assets
Expenditures for fixed assets are capitalized at cost. The provision for depreciation is calculated using the straight-line method based upon estimated useful lives of five to seven years

c. Organization costs
The Company amortized organization costs over a five year period ending in 1998.

d. Income taxes
The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code and therefore has not provided for income taxes.

e. Net income per common share
The net income per common share of $15.69 is computed by dividing the net income by the 100 shares which have been outstanding since inception.

f. Cash equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents provided they are not legally restricted as to withdrawal.

See Auditor's Report.

SUMMIT FINANCIAL CONCEPTS, INC.
Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

g. Estimates
The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

h. Advertising
The company incurred no advertising costs for the year ended December 31, 2002.

i. Major customers
The company has no major customers of which revenue exceeds ten percent of total revenue for the year ended December 31, 2002.

See Auditor's Report.

SUPPLEMENTARY

FINANCIAL

INFORMATION

SUMMIT FINANCIAL CONCEPTS, INC.
Reconciliation of the Computation of Net Capital
Under Rule 15c3-1
December 31, 2002

Net Capital

Net capital as reported in the December 31, 2002 Part II A (Unaudited) FOCUS Report	$	10,090
Net Capital as reported herein Additional $56 accrued expense		10,034

Aggregate Indebtedness

Aggregate indebtedness as reported in the December 31, 2002 Part II A FOCUS Report and as reported herein	$	351
Aggregate indebtedness as reported herein See above $56 +$1 rounding = $57		408

The accompanying notes are an integral part of these financial statements

See Independent Auditor's report.

SUMMIT FINANCIAL CONCEPTS, INC.

Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2002

A computation of reserve requirement is not applicable to Summit Financial Conepts, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditor's report.

SUMMIT FINANCIAL CONCEPTS, INC.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2002

Information relating to possession or control requirements is not applicable to Summit Financial Concepts, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Summit Financial Concepts, Inc.

In planning and performing my audit of the financial statements of Summit Financial Concepts, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Summit Financial Concepts, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities. No facts came to my attention indicating that such exemptive conditions had not been complied with during the period under examination.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management

Board of Directors
Summit Financial Concepts, Inc.
Page 3

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert L. Gulbransen, CPA

Aurora, Colorado
February 12, 2002